Ace Hardware Corporation March 18, 2002 Page 16

March 18, 2002
 The Board of Directors
 Ace Hardware Corporation
 2200 Kensington Court
 Oak Brook, Illinois 60523

 Dear Ladies and Gentlemen:

 You have requested the opinion of KPMG LLP ("KPMG") regarding certain federal income tax consequences resulting from distributing patronage dividends and selling and redeeming Class A and Class C shares in Ace Hardware Corporation ("Ace"). Unless otherwise indicated, all section references in this opinion letter are to the Internal Revenue Code of 1986, as amended (the "IRC"), and the regulations promulgated thereunder.

 The opinions contained in this letter are based on the facts, assumptions and representations stated herein. You represented to us that you have provided us with all facts and circumstances that you know or have reason to know are pertinent to this opinion letter. If any of these facts , assumptions or representations is not entirely complete or accurate, it is imperative that we be informed immediately in writing as the incompleteness or inaccuracy could cause us to change our opinions.

 In various sections of this letter, for ease of understanding and as a stylistic matter, we may use language such as "will" which might suggest that we reached a conclusion on an issue at a standard different from a "should" level of certainty. Such language should not be so construed. Our conclusions on any issue discussed in this opinion letter do not exceed a "should" standard.

 Facts

 Ace Hardware Corporation operates as a cooperative corporation for federal income tax purposes under IRC Section 1381. Ace maintains this status because its members, which are called patrons for tax purposes, own shares in the corporation and purchase their inventory and supplies through the cooperative. To become a patron, a retail dealer of hardware must apply for membership and purchase shares from Ace.

 When a new member enters the cooperative, this person (including individuals, corporations or other entities) must purchase one Class A voting share for its $1000 par value. Along with this Class A share the new member must purchase 40 Class C nonvoting shares for their par value of $100 each. A member who opens another store in addition to his first store must purchase an additional 50 shares of Class C stock at the $100 per share par value. The Class C shares may also be distributed to the patrons as part of the yearly patronage dividend. Class C shares may neither be sold nor assigned to non-patrons. However, Ace may approve a person to become a patron in order for shares to be transferred.

 Once a person or entity becomes a patron of Ace, by purchasing one share of Class A voting stock, the patron consents under the Ace By-Laws Article 24, Section 4, to include in his income the total stated dollar amounts of any patronage dividends distributed in whatever form. Consent is also given by dealers who have subscribed for shares of Ace stock because the Subscription Agreement provides for this consent as a term of the agreement.

 Each year, Ace distributes patronage dividends to its patrons based upon the quantity or value of business done with the members. The patronage dividend must consist of at least 20% cash, but may not exceed 45% cash. In addition to cash, Ace may distribute additional Class C shares, Patronage Refund Certificates (which will be qualified written notices of allocation as defined in IRC Section 1388(c)(1)), and/or other qualified property (as defined in IRC Section 1388). The Patronage Refund Certificates are equivalent to non-negotiable subordinated notes with a stated maturity date and pay an annual interest rate that is determined by Ace's Board of Directors before the certificates are issued.

 A minimum of 20% of the total annual patronage dividend will be paid in cash, unless this portion of the dividend has been applied to the outstanding indebtedness of the patron to Ace. The cash portion would be applied to outstanding indebtedness if the dealer's patronage had been terminated and the terminated patron had not requested the payment of the cash distributed. Depending on the tax bracket of the patron receiving the patronage distribution, the cash distributed may not be sufficient to pay the federal income tax liability generated by the distribution.

 Assumptions and Representations

Ace makes the representations listed below and affirms the reasonableness of the representations and assumptions listed below. We have not independently verified, and will not independently verify, the completeness or accuracy of any of these assumptions and representations. It is understood and agreed that we are relying on these assumptions and representations in rendering the opinions contained herein.

  The By-Laws, Articles of Incorporation, and any other corporate documents of Ace Hardware Corporation are in conformity with the requirements of all United States laws and administrative regulations (including United States income tax laws) to qualify for cooperative corporation status and any transaction described in this letter.

  Ace has never issued and does not intend to issue a patronage dividend in the form of a non-qualified written notice of allocation.

Opinions

 Based on the Facts and Assumptions and Representations and subject to any conditions or limitations herein, including the Scope of the Opinion below, it is our opinion that the federal income tax consequences described in the Analysis section below should prevail ( i.e ., there is a 70- percent or greater likelihood that those consequences will prevail) if challenged by the Internal Revenue Service ("IRS"), and that there is substantial authority for those consequences within the meaning of Treas. Reg. Sec. 1.6662-4(d).

 Analysis

Income Tax Liability Incidental to Patronage Dividends

 Any patronage dividends that are distributed by Ace will be includible in the gross income of the distributee patrons. Gross income will include the amount of cash, the value of the Class C shares, the stated dollar amount of Patronage Refund Certificates of Ace, and the stated dollar amount of any other qualified property, within the meaning of IRC Sections 1385 and 1388, distributed to the cooperative patrons.

Federal Income Tax Treatment of Patronage Dividends

 Treatment in General

 The Class C shares and the Patronage Refund Certificates should be qualified written notices of allocation under IRC Section 1388(b) and (c). They should meet the following requirements, set forth in the IRC and Treas. Reg. Sec. 1.1388-1(b) and (c): 1) the notice must be in written form, which includes capital stock, certificates of indebtedness or other written notices which disclose to the recipient the stated dollar amount allocated to him on the books of the corporation; 2) at least 20% of the patronage dividend must be paid in cash or a qualified check; and either 3) the patron must be able to redeem the notice for cash at its stated dollar amount for a period beginning on the day the notice is paid and ending not earlier than 90 days after that date, but only if the distributee receives written notice of the right of redemption at the time he receives such written notice of allocation; or 4) the patron must consent to treat the face value of the allocation as gross income in the year the notice is received. That consent is given by each patron upon joining the cooperative.

 In order for Ace to receive the corresponding deduction from federal gross income for the amount of patronage dividends paid to a patron, Ace must pay (or apply against indebtedness that the patron owes Ace in accordance with Article 24, Section 7 of the Ace Hardware Corporation By-laws) not less than 20% of each patron's distribution in cash. Although the regulations indicate that the 20% of patronage dividends that must be paid in cash do not include "a credit against amounts owed by the patron to the cooperative organization," Treas. Reg. Sec. 1.1388-1(c)(1), the IRS has ruled that a cooperative may use patronage dividends to pay an obligation of a member to a third party as long as the member has the right to insist on receiving that money directly in cash. Rev. Rul. 65-221, 1965-2 C.B. 320. Moreover, Ace received a private letter ruling from the IRS, dated November 20, 1979, specifically allowing Ace a deduction for patronage dividends when all or part of the 20% patronage dividends paid in cash can be offset against indebtedness that the patron owes Ace unless the patron elects to take the cash payment.

 Further, the patrons must consent to have the stated dollar value of the written notice of allocation plus the fair market value of other qualified property included in the patron's gross income for the year that the patron receives the distribution and Ace will, as required by the IRC, pay the dividends within eight and one half months after the end of its tax year.

 Interest Income Resulting from Patronage Refund Certificates

 As a result of receiving Patronage Refund Certificates, the distributee patrons may be deemed to receive interest income. Any interest will be in the form of original issue discount if the face value of a refund certificate exceeds the present value of the stated principal and interest payments due from Ace under the terms of the refund certificate. Under IRC Section 7872(c)(1)(C), IRC Section 7872 applies to any below market loan between a corporation and a shareholder. Although Subchapter T of the Code provides special rules for the tax treatment of cooperatives, a cooperative's tax treatment is otherwise governed by the fact that it is a corporation and its patrons are shareholders. IRC Section 7872(b) determines the amount of the original issue discount and IRC Section 1272(a) requires the discount, as determined above, to be included in the income of the distributee patron ratably over the term of the refund certificates. To determine the present value of the stated principal and interest, the patrons must use a discount rate equal to the applicable federal rate, at the date of issuance, compounded semi-annually.

 Withholding

 Ace should be subject to the general withholding requirements under IRC Section 3406. If a patron does not provide a taxpayer identification number ("TIN") or provides an incorrect TIN, Ace should be required to withhold 27% of the total face amount of the patronage dividend.

Ace should also be required to withhold if there has been a notified payee underreporting as described in IRC Section 3406(c) or the patron has failed to certify that he is not subject to backup withholding under IRC Section 3406(d). These last two withholding requirements should not apply to Ace or its patrons, so long as Ace does not distribute 50% or more of the patronage dividend in cash.

 Foreign Patrons

 Patronage dividends and interest distributed to patrons who are located in foreign countries and certain United States Territories (including those patrons incorporated in Puerto Rico or non-United States citizens residing in Puerto Rico) are considered "fixed or determinable annual or periodic income." Rev. Rul. 66-53, 1966-1 C.B. 206.(1) Ace is required to withhold tax on the full stated amount of the dividend and any interest distributed to non-citizens outside of the United States at a rate of 30% (or other applicable rate as determined by tax treaties in effect) under IRC Section 871(a) and IRC Section 881(a). The tax will not apply to corporations organized in Guam, American Samoa, the Northern Mariana Islands or the Virgin Islands if: 1) at all times during the year, less than 25% of the value of the stock of such corporation is beneficially owned by foreign persons, 2) at least 65% of the gross income of the corporation is connected with the conduct of a trade or business in the possession or the U.S. for the three years ending with the close of the taxable year of the distribution, and 3) no substantial part of income of such corporation is used directly or indirectly to satisfy obligations to persons who are not bona fide residents of such possession or the United States.

Federal Tax Status of Purchased Class A and Class C Shares

Sale of Purchased Shares by Patrons(2)

If a patron's membership in the cooperative terminates for all of that patron's store locations and Ace redeems its shares from the patron, the redemption necessarily includes the one share of Class A voting stock. The redemption of that share will not result in taxable gain or loss under the IRC as Ace must repurchase Class A shares at their $1000 par value as stated in the Ace By-Laws Article XVI, Section 10.

 If Ace redeems a patron's Class C shares, there may be taxable gain or loss under the IRC. The selling patron may need to recognize gain or loss if the price per share paid by Ace to redeem the shares differs from the patron's tax basis in the shares. Any taxable gain recognized upon redemption may qualify for capital gains treatment.

 If a patron's purchased Class C shares are redeemed and the patron retains its Class A and other Class C shares to maintain its patronage membership for other stores, then the amount paid for redemption of the purchased Class C shares may be characterized as an ordinary dividend and taxed as ordinary income. If the IRC requires that the income be treated as ordinary, the basis of the patron's remaining shares may be increased by the amount of tax basis in the shares that were redeemed.

 Unstated Interest(3)

If the purchase of the Class A and/or Class C shares by a patron occurs on a deferred basis with periodic payments extending for more than one year from the date of purchase, interest may be imputed to the sale contract. For payments that are due more than six months after the purchase date, IRC Section 483 may impute "unstated interest" that may be deducted so long as the basis of the shares does not include this deemed unstated interest. This unstated interest will also be taken into income for Ace.

 Unstated interest may also be imputed to the sale of shares when a membership in the cooperative is terminated. IRC Section 483 would also apply if Ace redeems the shares with a four-year installment note as allowed by Article XVI, Section 12 of the Ace By-Laws. If the total payments to be made to the terminated patron exceed the present value of the total payments plus the present value of any interest due to the patron under the installment note, IRC Section 483 may cause part of the stated payments to be treated as unstated interest. The discount rate to be used for the present value calculations is the applicable federal rate at the time of termination, compounded semi-annually. This section may cause part of the payments received by the terminated patron to be treated as interest income rather than a return of capital.

 Scope of the Opinion

Our opinions in this letter are limited to those specifically set forth herein under the heading Opinions . KPMG expresses no opinion with respect to any other federal, state, local, or foreign tax or legal aspect of the transactions described herein. No inference should be drawn on any matter not specifically opined on above.

 In rendering our opinions, we are relying upon the relevant provisions of the internal revenue laws, including the Internal Revenue Code of 1986, as amended, the regulations thereunder, and judicial and administrative interpretations thereof -- all as in effect on the date of this letter. These authorities are subject to change or modification retroactively and/or prospectively and any such change could affect the validity or correctness of our opinions. We will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless you separately engage us to do so in writing after such subsequent change or modification.

 These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

 KPMG consents to the use of our reports included herein.

 Very truly yours,

 KPMG LLP

1. The IRS suggested internally some time ago that Rev. Rul. 66-53 might be modified or revoked. See G.C.M. 35846, 1974 IRS GCM LEXIS 496. Nothing has been done publicly regarding that as of this date.

2. For purposes of the conclusions in this section, we assume that the redeemed patron will not have any stock attributed to it under the provisions of IRC Section 318.

3. For purposes of the conclusions in this section, we assume that IRC Section 1274 would not apply to any of the transactions discussed because of the exception in IRC Section 1274(c)(3)(C) ("Sales Involving Total Payments of $250,000 or Less").